Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SAREPTA THERAPUETICS, INC.

Sarepta Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Sarepta Therapuetics, Inc. (hereinafter called the “Corporation”). The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 5, 2013. An Amended and Restated Certificate of Incorporation was filed on June 6, 2013.

2. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by striking out Paragraph A. of Article IV and by substituting the following in lieu thereof:

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, ‘Common Stock’ and ‘Preferred Stock.’ The total number of shares that the Corporation is authorized to issue is One Hundred Two Million Three Hundred Thirty-Three Thousand Three Hundred Thirty-Three (102,333,333) shares, consisting of Ninety-Nine Million (99,000,000) shares which shall be Common Stock and Three Million Three Hundred Thirty-Three Thousand Three Hundred Thirty-Three (3,333,333) shares which shall be Preferred Stock. The Common Stock shall have a par value of $0.0001 per share and the Preferred Stock shall have a par value of $0.0001 per share.”

3. The amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed on June 30, 2015

/s/ Edward Kaye
Edward Kaye
Interim Chief Executive Officer, Senior Vice President and Chief Medical Officer